Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated May 15, 2012
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012)

HSBC USA Inc.

$3,000,000 AutoCallable Notes due May 20, 2014
Linked to the S&P 500® Index

These Autocallable Notes (each a "Note" and collectively the "Notes") are linked to the performance of the S&P 500® Index (the "Index"). If, on either Call Observation Date, the closing level of the Index is equal to or greater than the Initial Level, the Notes will be automatically called and investors will (subject to the credit risk of HSBC USA Inc.) receive 100% of the principal amount of their Notes plus a pre-determined Call Premium. If the Notes are not automatically called prior to maturity and the Final Level of the Index is equal to or greater than the Barrier Level, investors will receive (subject to the credit risk HSBC USA Inc.) 100% of the principal amount of their Notes. If the Notes are not automatically called prior to maturity and the Final Level of the Index is less than the Barrier Level, investors will be fully exposed to any decline of the Index from the Initial Level on the Trade Date to the Final Level on the Final Valuation Date and will lose some or all of the principal amount of their Notes.

The Notes are senior unsecured debt obligations of the Issuer, HSBC USA Inc., and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC USA Inc., except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the principal at maturity or early redemption, depends on the ability of HSBC USA Inc. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC USA Inc. may affect the market value of the Notes and, in the event HSBC USA Inc. were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Terms and Conditions

Issuer	HSBC USA Inc.
Trade Date / Pricing Date	May 15, 2012
Settlement Date	May 18, 2012
Final Valuation Date*	May 15, 2014
Maturity Date**	May 20, 2014
Call Observation Dates*	May 20, 2013
	May 15, 2014
Reference Asset	S&P 500® Index
Ticker	SPX <INDEX> (Bloomberg)
Call Premium Percentages	8.40% (first Call Observation Date)
	16.80% (final Call Observation Date)
Initial Level	1,330.66, which was the Official Closing Level of the Reference Asset on the Trade Date
Final Level	Official Closing Level of the Reference Asset on the Final Valuation Date
Barrier Level	70% of the Initial Level, observed only on the Final Valuation Date
CUSIP	4042K1N66
ISIN	US4042K1N661

* Subject to postponement as described under "Valuation Dates" in the accompanying Equity Index Underlying Supplement.

**Subject to adjustment as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

Payoff Diagram



Hypothetical Scenario

First Call Observation Date: Is Index closing level ≥ Initial Level?

No

Final Call Observation Date: Is Index closing level ≥ Initial Level?

No

Final Valuation Date: Is Index closing level ≥ Barrier Level (70% of Initial Level)?

Investor would receive

Yes, Notes automatically called → Principal Amount plus 8.40% Call Premium

Yes, Notes automatically called → Principal Amount plus 16.80% Call Premium

Yes → Principal Amount

No → Principal Amount × (Final Level / Initial Level)

Hypothetical Examples***

Reference Return	Investment in the Notes	Direct Investment in the Reference Asset	Reference Return	Investment in the Notes	Direct Investment in the Reference Asset
100%	$1,168	$2,000	-5%	$1,000	$950
90%	$1,168	$1,900	-10%	$1,000	$900
80%	$1,168	$1,800	-20%	$1,000	$800
70%	$1,168	$1,700	-30%	$1,000	$700
60%	$1,168	$1,600	-31%	$690	$690
50%	$1,168	$1,500	-40%	$600	$600
40%	$1,168	$1,400	-50%	$500	$500
30%	$1,168	$1,300	-60%	$400	$400
20%	$1,168	$1,200	-70%	$300	$300
10%	$1,168	$1,100	-80%	$200	$200
5%	$1,168	$1,050	-90%	$100	$100
0%	$1,168	$1,000	-100%	$0	$0

*** These hypothetical examples assume that the Notes have not been called in respect of the first Call Observation Date, and are based on a number of other assumptions, as set forth on page PS-8 of this pricing supplement. These hypothetical examples are included for illustrative purposes only.

The Notes will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-9 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note	$1,000	$20	$980
Total	$3,000,000	$60,000	$2,940,000

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-9 of this pricing supplement.

HSBC USA Inc.
Autocallable Notes
Linked to the S&P 500® Index



This pricing supplement relates to a single offering of Autocallable Notes. This offering has the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the performance of the S&P 500® Index (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Reference Asset:	S&P 500® Index (Ticker: SPX)
Trade Date / Pricing Date:	May 15, 2012
Settlement Date:	May 18, 2012
Final Valuation Date:	May 15, 2014, subject to adjustment as described under "Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be May 20, 2014. The Maturity Date is subject to adjustment as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Call Feature:	The Notes will be automatically called if the Official Closing Level of the Reference Asset on either annual Call Observation Date is at or above the Initial Level. In such a case, you will receive a cash payment equal the applicable Call Price payable on the applicable Call Payment Date.
Call Observation Dates:	May 20, 2013 (the first Call Observation Date) and May 15, 2014 (the Final Valuation Date). The Call Observation Dates are subject to postponement as described under "Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Call Payment Dates:	With respect to either Call Observation Date, including the Final Valuation Date, three business days following the applicable Call Observation Date. The Coupon Payment Dates are subject to postponement as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Call Price:	If the Notes are called, you will receive, on the applicable Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to the Call Price for the corresponding Call Observation Date. The amount of the Call Price will be based upon the Call Premium provided in the table below.

Call Observation Date	Call Premium	Call Price (per $1,000 Principal Amount Note)
May 20, 2013	8.40%	$1,084
May 15, 2014	16.80%	$1,168

Barrier Level:	70% of the Initial Level, observed only on the Final Valuation Date
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment determined as follows:

- **If the Final Level is less than the Initial Level but greater than or equal to the Barrier Level,** you will receive a cash payment on the Maturity Date equal to 100% of the Principal Amount.

- **If the Final Level is less than the Barrier Level,** you will receive a cash payment on the Maturity Date equal to:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

For example, if the Reference Return is -31%, you will suffer a 31% loss and receive 69% of the Principal Amount. If the Final Level is less than the Barrier Level, you may lose your entire investment.

Reference Return:	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$

Initial Level:	1,330.66, which was the Official Closing Level of the Reference Asset on the Trade Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the S&P 500® Index on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "SPX <INDEX>" or any successor page on Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	4042K1N66 / US4042K1N661
Form of Notes:	Book-Entry
Calculation Agent:	HSBC USA Inc. or one of its affiliates.

GENERAL

This pricing supplement relates to a single Note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or underlying supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Level on either annual Call Observation Date is at or above the Initial Level. If the Notes are automatically called, investors will receive, on the corresponding Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to the Call Price for the applicable Call Observation Date. The Call Price is a cash payment reflecting a return equal to the Call Premium of 8.40% with respect to the first Call Observation Date and 16.80% with respect to the final Call Observation Date.

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment determined as follows:

▸ If the Final Level is less than the Initial Level but greater than or equal to the Barrier Level, 100% of the Principal Amount.

▸ If the Final Level is less than the Barrier Level:

$1,000 + ($1,000 × Reference Return)

For example, if the Reference Return is -31%, you will suffer a 31% loss and receive 69% of the Principal Amount. If the Final Level is less than the Barrier Level, you may lose your entire investment.

Calculation Agent

We or one of our affiliates will act as Calculation Agent with respect to the Notes.

Reference Sponsor

Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe the Final Level will not be below the Barrier Level, but you are willing to lose some or all of your initial investment if the Final Level is less than the Barrier Level.

▸ You believe the Official Closing Level will be at or above the Initial Level on either Call Observation Date, including the Final Valuation Date.

▸ You are willing to hold Notes that will be called on either Call Observation Date on which the Official Closing Level is at or above the Initial Level, or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to make an investment whose return is limited to the pre-specified return on either Call Payment Date, a total return equal to the relevant Call Price.

▸ You are willing to forgo dividends or other distributions paid to holders of stocks comprising the Reference Asset.

▸ You do not seek current income from this investment.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Final Level will be below the Barrier Level.

▸ You seek an investment that provides full return of principal at maturity.

▸ You are not willing to make an investment in which you could lose your entire Principal Amount.

▸ You seek an investment whose return is not limited to the pre-specified return on either Call Payment Date, which is equal to the relevant Call Price.

▸ You are unable or unwilling to hold securities that will be called on either Call Observation Date on which the Official Closing Level is at or above the Initial Level, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You prefer to receive the dividends or other distributions paid on any stocks included in the Reference Asset.

▸ You seek an investment with current income.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— General risks related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose your entire initial investment.

The Notes do not guarantee return of principal. The Notes differ from ordinary debt securities in that, if the Notes are not automatically called early, we will not pay you 100% of the Principal Amount of your Notes if the Final Level is less than the Barrier Level. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you could lose your entire initial investment if the value of the Reference Asset falls to zero.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the principal at maturity or early redemption, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes may be called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you would receive the Call Premium could be as little as one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

Your return on the Notes is limited.

Your potential gain on the Notes will be limited to the Call Price applicable to a Call Observation Date, regardless of the appreciation in the Reference Asset, which may be significant. Similarly, because the determination of whether the Notes will be called will be based on the Official Closing Level of the Reference Asset on a limited number of Call Observation Dates prior to the Maturity Date, and because, if the Notes are not called, the Final Level will be based on the Official Closing Level of the Reference Asset on the last Call Observation Date (i.e., the Final Valuation Date), your return may be adversely affected by a sudden or temporary decrease in the Official Closing Level of the Reference Asset on either or both of the Call Observation Dates. Conversely, you will not benefit from higher Official Closing Levels of the Reference Asset at any time during the term of the Notes other than on the Call Observation Dates.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the value of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the value of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of its Reference Asset. Any such actions could affect the value of the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

The original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level of the Reference Asset or the Official Closing Level of the Reference Asset on either Call Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Reference Asset. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment on the Maturity Date per $1,000 Principal Amount of Notes and assume the following:

Term: 2 years (unless earlier called)

Hypothetical Initial Level: 1,200

Barrier Level: 70% of the Hypothetical Initial Level, observed only on the Final Valuation Date

The actual Initial Level was determined on the Trade Date.

Call Premium and Call Prices on Call Observation Dates:

Call Observation Dates	Call Premium	Call Price
May 20, 2013	8.40%	$1,084
Final Valuation Date (May 15, 2014)	16.80%	$1,168

Example 1—The Reference Asset closes at 1,300 on the first Call Observation Date – the Notes are called.
Because the Official Closing Level of the Reference Asset on the first Call Observation Date (May 20, 2013) is at or above the Initial Level, the Notes are automatically called at the applicable Call Price of $1,084 per Note, representing a 8.40% return on the Notes.

Example 2— The Reference Asset closes at 1,300 on the Final Valuation Date – the Notes are called.
Because (i) the Official Closing Level of the Reference Asset on the first Call Observation Date is below the Initial Level and (ii) the Official Closing Level of the Reference Asset on the final Call Observation Date (which is also the Final Valuation Date) is above the Initial Level, the Notes are automatically called at the applicable Call Price of $1,168 per Note, representing a 16.80% return on the Notes.

Example 3— The Reference Asset closes below the Initial Level on both Call Observation Dates and the Final Level is greater than or equal to the Barrier Level – the Notes are NOT called.
Because the Official Closing Level of the Reference Asset on both Call Observation Dates is below the Initial Level, the Notes are not automatically called. Furthermore, because the Final Level is greater than or equal to the Barrier Level, you will receive the Principal Amount at maturity of $1,000 per Note (a return of zero percent).

Example 4— The Reference Asset closes below the Initial Level on both Call Observation Dates and the Final Level is less than the Barrier Level. In addition, the Reference Asset closes at 720 on the Final Valuation Date – the Notes are NOT called.

Because the Official Closing Level of the Reference Asset on both Call Observation Dates is below the Initial Level, the Notes are not automatically called. Because the Final Level is less than the Barrier Level, the Principal Amount of your Notes is at risk. Furthermore, because the Final Level is less than the Barrier Level, you will suffer a loss on the Notes of 40%. Expressed as a formula:

Reference Return = (720 – 1,200) / 1,200= -40.00%

Payment at Maturity = $1,000 + ($1,000 × -40%) = $600

In this example, you would lose some of your Principal Amount at maturity.

If the Final Level is less than the Barrier Level, you will be exposed to the decrease in the level of the Reference Asset and could lose all of your principal at maturity.

THE S&P 500® INDEX

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of May 15, 2012 were: Information Technology, Financials, Health Care, Consumer Staples and Consumer Discretionary.

For more information about the SPX, see "The S&P 500® Index" on page S-6 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from May 15, 2007 through May 15, 2012. The closing level for the SPX on May 15, 2012 was 1,330.66. We obtained the closing levels below from Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the SPX closing level on any Call Observation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable in the same general manner as described in this pricing supplement except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Level. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the offering price set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying discounts of up to 2.00% in connection with the distribution of the Notes to other registered broker-dealers.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Notes as executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, exchange or call and we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes. For a further discussion of the U.S. federal income tax consequences related to the Notes, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 22, 2012, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 filed with the Securities and Exchange Commission on March 22, 2012.